UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 1)*

Syngenta AG

(Name of Issuer)

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

June 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Saturn (NL) B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,455,312
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,455,312
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,455,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Century (LUX) S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,455,312
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,455,312
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,455,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Saturn (HK) Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,455,312
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,455,312
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,455,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Century (HK) Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,455,312
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,455,312
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,455,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC (HK) Investment Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,455,312
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,455,312
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,455,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC (HK) Holdings Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,455,312
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,455,312
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,455,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person China National Agrochemical Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,455,312
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,455,312
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,455,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person China National Chemical Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 87,455,312
	8	Shared Voting Power 0
	9	Sole Dispositive Power 87,455,312
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,455,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 94.7%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on May 18, 2017 (the “Statement”) relating to the shares, with a nominal value of CHF 0.10 per share, of Syngenta AG, a Swiss corporation (the “Issuer” or “Syngenta”) (such shares, the “Common Shares”), and the American Depositary Shares representing Common Shares, each representing one-fifth of a Common Share (the “ADSs”) (the Common Shares (including those represented by ADSs), the “Shares”) and is being filed on behalf of the Reporting Persons. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings as ascribed to them in the Statement. Except as otherwise specified in this Amendment No. 1, items in the Statement remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The third paragraph of Item 3 of the Statement is hereby amended and restated in its entirety as follows:

On May 11, 2017, CNAC Saturn (NL) commenced the Subsequent Offer Period (as that term is defined in the U.S. Offer to Purchase), which expired at 10:00 a.m., New York City time, on May 24, 2017. Based on finalized numbers, a total of 87,455,312 Shares were tendered and not withdrawn pursuant to the Offers, representing approximately 94.7% of the Shares (excluding treasury shares held by Syngenta or its subsidiaries). On June 7, 2017, CNAC Saturn (NL) accepted for payment, in accordance with the terms of the Offers, all Shares that were validly tendered following the end of the Main Offer Period. CNAC Saturn (NL) paid an aggregate of $5,361,499,290.00 to holders of Shares tendered following the end of the Main Offer Period. The funds used to purchase such Shares were provided by ChemChina to CNAC Saturn (NL) as further described below.

Item 4.	Purpose of Transaction.

The fifth paragraph of Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As noted above, the Subsequent Offer Period (as that term is defined in the U.S. Offer to Purchase) expired at 10:00 a.m., New York City time, on May 24, 2017. Based on finalized numbers, a total of 87,455,312 Shares were tendered and not withdrawn pursuant to the Offers, representing approximately 94.7% of the Shares (excluding treasury shares held by Syngenta or its subsidiaries). On June 7, 2017, CNAC Saturn (NL) accepted for payment, in accordance with the terms of the Offers, all Shares that were validly tendered following the end of the Main Offer Period.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b) CNAC Saturn (NL) is the direct record owner or may be deemed to be the beneficial owner of 87,455,312 Shares, representing approximately 94.7% of the Shares (excluding treasury shares held by Syngenta or its subsidiaries).

Except as set forth above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of Scheduled Persons, has power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2017

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
Name:	Xiaobao Lu
Title:	Vice President

CHINA NATIONAL AGROCHEMICAL CORPORATION

By:	/s/ Liru An
Name:	Liru An
Title:	Authorized Signatory

CNAC (HK) HOLDINGS COMPANY LIMITED

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC (HK) INVESTMENT COMPANY LIMITED

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC CENTURY (HK) COMPANY LIMITED

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC SATURN (HK) COMPANY LIMITED

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC CENTURY (LUX) S.À.R.L.

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director